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SEC Mail Processing

MAR 2 9 2024

Washington, DC

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Financial Securities of America, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16945 Northchase Drive, Suite 1800
(No. and Street)

Houston	TX	77060
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry Forrester	281-847-8422	larry.forrester@ffga.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ham, Langston & Brezina LLP
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
11550 Fuqua, Suite 475	Houston	TX	77034

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Larry Forrester, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Financial Securities of America, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MINDY L TREVINO
My Notary ID # 123997229
Expires June 11, 2026

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST FINANCIAL SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
As of and for the Years Ended December 31, 2023 and 2022

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Financial Condition As of December 31, 2023 and 2022	2
Statements of Operations For the Years Ended December 31, 2023 and 2022	3
Statements of Changes in Shareholder's Equity For the Years Ended December 31, 2023 and 2022	4
Statements of Cash Flows For the Years Ended December 31, 2023 and 2022	5
Notes to Financial Statements	6
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Form	11
Securities Investor Protection Corporation Form SIPC-7 General Assessment Form	12
Report of Independent Registered Public Accounting Firm Pursuant to Review of Management's Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission	14
Exemption Report under Rule 17a-5 of the Securities and Exchange Commission	15

Ham, Langston & Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Financial Securities of America, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of First Financial Securities of America, Inc. (the "Company") as of December 31, 2023 and 2022, the related statements of operations, changes in shareholder's equity and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Securities Investor Protection Corporation Form SIPC-7 General Assessment Form have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Ham, Langston & Brezina LLP

Houston, Texas

March 22, 2024

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2023 AND 2022

ASSETS	2023	2022
Current assets:		
Cash and cash equivalents	$ 948,607	$ 869,602
Commissions receivable	42,653	48,320
Receivables, related parties	31,794	164,071
Prepaid expenses	68,156	66,241
Total current assets	1,091,210	1,148,234
Financing lease assets, net	720	386
Total assets	$ 1,091,930	$ 1,148,620
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 15,818	$ 48,536
Accounts payable, related party	425	-
Current portion of financing lease obligation	144	417
Deferred tax liability	186	81
Income taxes payable to parent	11,509	79,989
Total current liabilities	28,082	129,023
Financing lease obligation, net of current portion	602	41
Total liabilities	28,684	129,064
Commitments and contingencies		
Shareholder's equity:		
Class A common stock, no par value; 375,000 shares authorized, issued, and outstanding	1,000	1,000
Additional paid-in capital	11,000	11,000
Retained earnings	1,051,246	1,007,556
Total shareholder's equity	1,063,246	1,019,556
Total liabilities and shareholder's equity	$ 1,091,930	$ 1,148,620

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Revenues:		
Commission revenue	$ 556,931	$ 606,175
Fee revenue	52,742	526,180
Total revenues	609,673	1,132,355
Expenses:		
Sales commissions	223,626	257,241
Service fee - related parties	150,000	180,000
Overhead expense reimbursement - related party	150,769	142,425
Licenses and fees	41,182	40,674
Other taxes	-	7,635
Amortization	200	356
Other operating expenses	3,619	123,429
Total expenses	569,396	751,760
Other (income) expense, net		
Interest expense	78	85
Interest income	(15,053)	-
Other income	(52)	-
Total other (income) expense, net	(15,027)	85
Net income before income taxes	55,304	380,510
Provision (benefit) for income taxes:		
Current	11,509	80,663
Deferred	105	(75)
Total provision for income taxes	11,614	80,588
Net income	$ 43,690	$ 299,922

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2021	$ 1,000	$ 11,000	$ 707,634	$ 719,634
Net income	-	-	299,922	299,922
Balance, December 31, 2022	1,000	11,000	1,007,556	1,019,556
Net income	-	-	43,690	43,690
Balance, December 31, 2023	$ 1,000	$ 11,000	$ 1,051,246	$ 1,063,246

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Cash flows from operating activities:		
Net income	$ 43,690	$ 299,922
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	200	356
Deferred tax expense (benefit)	105	(75)
Gain on disposal of financing lease	(52)	-
Changes in:		
Commissions receivable	5,667	54,199
Receivables, related parties	132,702	(156,011)
Prepaid expenses	(1,915)	1,209
Accounts payable and accrued expenses	(32,718)	19,930
Accounts payable, related party	-	(26,613)
Income taxes payable to Parent	(68,480)	27,101
Net cash provided by operating activities	79,199	220,018
Cash flows from financing activities:		
Payments on financing lease obligations	(194)	(403)
Net cash used in financing activities	(194)	(403)
Net increase in cash and cash equivalents	79,005	219,615
Cash and cash equivalents, beginning of year	869,602	649,987
Cash and cash equivalents, end of year	$ 948,607	$ 869,602
Supplemental disclosures of cash flow information:		
Interest paid	$ 78	$ 85
Non – Cash investing and financing activities:		
Equipment under financing lease	$ 831	$ -

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization

First Financial Securities of America, Inc. (the "Company" or "FFS"), a wholly-owned subsidiary of American Fidelity Assurance Company (the "Parent"), is a private investment banking firm and fully disclosed Introducing Broker-Dealer located in Houston, Texas. The Company is registered as a Broker-Dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily the sale of variable annuity products to employees of school districts which are also customers of First Financial Capital Corporation, Inc. ("FFC"), which shares certain common management.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenue from contracts with customers includes commissions earned from the sponsor of the securities products, investment advisory account supervision and administrative services fees The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company receives and earns its commission revenue when the securities products are issued by the sponsor. The commissions and fees received are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale.

The Company does not have any revenue expected to be recognized in the future related to remaining performance obligations or contracts with variable consideration related to undelivered performance obligations. There was no revenue recognized in the current period from performance obligations satisfied in previous periods. The Company's significant judgments made in connection with the adoption of Accounting Standards Codification ("ASC") Topic 606 included the determination of when the Company satisfies its performance obligation to customers and the applicability of the as invoiced practical expedient.

For the years ended December 31, 2023 and 2022 company recorded commission revenue and fee revenue of $556,931 and $606,175, and $52,742 and $530,235, respectively.

Allowance for credit losses

The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on the credit losses expected to arise over the life of the asset (contractual term) which includes consideration of prepayments and renewal/extension options that are not accounted for as derivatives and are not unconditionally cancellable by the Company.

The allowance for credit losses reflects management's best estimate of probable losses inherent in the commissions receivable balance. At December 31, 2023 and 2022, there was no allowance for credit losses as management believes all accounts are collectible. During the years ended December 31, 2023 and 2022, the Company has recorded no bad debt expense.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits, and short-term, highly liquid investments with an original maturity of three months or less.

2. Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and commissions receivable.

FFS maintains its cash in banks selected based upon management's assessment of the bank's financial stability. Balances periodically exceed the federal depository insurance limit; however, the Company has not experienced any losses on its deposits.

Commissions receivable arise from the commission earned from the sale of variable annuity and/or mutual fund products to employees of school districts. Collateral is generally not required for credit granted.

For the year ended December 31, 2023, approximately $451,000 or 74% of commission revenue were earned from a sponsor of variable annuity products. At December 31, 2023, approximately $37,000, or 86% of commission's receivable was from the same sponsor of variable annuity products.

For the year ended December 31, 2022, approximately $486,433, or 43%, $175,510, or 15% and $162,023, or 14% of commission revenue and investment advisory account supervision and administrative services fees were earned from 1 sponsor of variable annuity products and 2 investment advisor companies. At December 31, 2022, approximately $35,779, or 74% and $5,803, or 12%, of commission's receivable were from 2 sponsors of variable annuity products.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences between U.S. GAAP and income tax reporting purposes.

The Company files a consolidated federal tax return with its Parent. Based on a tax allocation agreement effective May 30, 2000, the Company's share of the consolidated federal tax liability for each taxable year for which the Company is a member of the consolidated group is determined as if the Company were at all times during the taxable year and all previous years liable for taxation as a separate taxpayer not included or includible in the consolidated group.

The Company records a liability for uncertain tax positions where it is more likely than not that the tax position will not be sustained upon examination by the appropriate tax authority. Changes in the liability for uncertain tax positions are reflected through income tax expense in the period when a new uncertain tax position arises, judgment changes about the likelihood of uncertainty, the tax issue is settled or the statute of limitation expires. Any potential net interest income or expense and penalties related to uncertain tax positions is recorded in the statements of operations. During 2023 and 2022, the Company did not book any interest or penalties related to uncertain tax positions.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

2. Summary of Significant Accounting Policies, continued

Recently Issued Accounting Pronouncement

Fair Value Measurement

In June 2022, the FASB issued Accounting Standards Update No ("ASU") No. 2022-03, "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions", an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions, and any circumstances that could cause a lapse in the restrictions.

The amendments are effective for annual reporting periods beginning after December 15, 2023, and early adoption is permitted. The Company adopted on January 1, 2024 and it did not have a material impact on our financial statements.

3. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31 consist of the following:

	2023	2022
Commission payable	$ 15,818	$ 20,171
Other accrued liabilities	-	28,365
Total accounts payable and accrued expenses	$ 15,818	$ 48,536

4. Income Taxes

For the years ended December 31, 2023 and 2022, the provision for income tax of $11,614 and $80,588, respectively, approximated the expected income tax expense, based on the statutory tax rate of 21%. The deferred tax liability of $186 and $81, at December 31, 2023 and 2022, respectively, related primarily to accelerated amortization. There is no difference in federal income tax expense allocated from the Parent at the statutory rate with respect to income taxes recorded in the statements of operations for the years ended December 31, 2023 and 2022.

5. Related-Party Transactions

At December 31, 2023 and 2022, the Company had income taxes payable to its Parent of $11,509 and $79,989, respectively, representing the Company's share of the consolidated federal tax liabilities pursuant to its tax allocation agreement.

At December 31, 2023 and 2022, the Company had an overhead expense reimbursement agreement in place with FFC for which the Company reimburses FFC for certain operating expenses incurred, including a service fee totaling of $60,000, $5,000 per month, which is included in service fee expense in the accompanying statements of operations. During the years ended December 31, 2023 and 2022, the Company incurred overhead expense reimbursements to FFC of $150,769 and $142,425, respectively. As of December 31, 2023 the Company owed FFC, $425 and as of December 31, 2022 FFC owed the Company, $157,071 for its over allocation of general operating expense under the agreement. Amounts owed bear no interest and are included in accounts receivable, related party, in the accompanying statements of financial condition.

5. Related-Party Transactions, continued

At December 31, 2023 and 2022, the Company also had an expense allocation agreement in place with First Financial Administrators, Inc. ("FFA"), an affiliate that provides administrative services related to data processing of securities transactions and shares certain common management with the Company. The Company incurred an expense totaling of $90,000, $7,500 per month, and $120,000, $10,000 per month, during both the years ended December 31, 2023 and 2022, respectively, for these administrative services, which is included in service fee expense in the accompanying statements of operations. As of December 31, 2023, and 2022, the Company owed $0 related to the expense allocation agreement.

As of December 31, 2023, and 2022, the Company had accounts receivable of $31,794 and $7,000, respectively, from the Parent. The balances represent allocations of general operating expense reimbursements and are included in receivables, related parties in the accompanying statements of financial condition.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2023 and 2022, the Company had net capital, as defined by the SEC, of $920,348 and $760,709, respectively, which is $870,348 and $710,709, respectively, in excess of the net capital requirement of $50,000. At December 31, 2023 and 2022, the Company's ratio of aggregate indebtedness to net capital as defined by SEC, was 0.03 to 1 and 0.17 to 1, respectively. The SEC permits a ratio for the Company at this time of no greater than 15 to 1.

7. Exemption from Rule 15c3-3

The Company, as a fully disclosed Introducing Broker-Dealer, claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(1). As a result, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required as the clearing organization clears all the Company's trades on a fully disclosed basis.

8. Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2023 and 2022. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

9. Subsequent Events

Management has evaluated subsequent events through March 22, 2024, which is the date the financial statements were available to be issued, and has concluded that there are no significant events to be reported.

SUPPLEMENTARY INFORMATION

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	2023	2022
Net capital:		
Total shareholder's equity per the accompanying financial statements	$ 1,063,246	$ 1,019,556
Nonallowable assets:		
Commissions receivable	42,653	28,149
Receivables, related parties	31,369	164,071
Financing lease assets, net	720	386
Prepaid expenses and other assets	68,156	66,241
Total nonallowable assets	142,898	258,847
Net capital before haircuts on security positions	920,348	760,709
Haircuts on security positions	-	-
Net capital	920,348	760,709
Minimum net capital required (the greater of $50,000 or 6-2/3% of total aggregate indebtedness)	50,000	50,000
Excess net capital	$ 870,348	$ 710,709
Aggregate indebtedness	$ 28,259	$ 129,064
Ratio of aggregate indebtedness to net capital	0.03	0.17

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17a-5 on as follows:

	Net Capital	Aggregate Indebtedness
Per FOCUS report	$ 919,923	$ 28,684
Post-closing adjustments		
Decrease (increase) in accrued expenses	425	(425)
Total	$ 920,348	$ 28,259

The accompanying notes are an integral part of these financial statements.

Ham, Langston & Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT FORM

The Board of Directors
First Financial Securities of America, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2023, which were agreed to by First Financial Securities of America, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The management of the Company is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2023, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules of revenue deposits by carrier and product type, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules of revenue deposits by carrier and product type supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ham, Langston & Brezina LLP

Houston, Texas
March 22, 2024

Ham, Langston & Brezina, L.L.P.
CPAs and Advisors

11550 Fuqua St., Ste. 475
Houston, Texas 77034
281-481-1040 Main
hlb-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO REVIEW OF MANAGEMENT'S EXEMPTION REPORT
UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
First Financial Securities of America, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission, in which (1) First Financial Securities of America, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that First Financial Securities of America, Inc. met the identified provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ham, Langston & Brezina LLP

Houston, Texas
March 22, 2024

FIRST FINANCIAL SECURITIES OF AMERICA, INC.
EXEMPTION REPORT UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

First Financial Securities of America, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): Paragraph (k)(1).

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

First Financial Securities of America, Inc.

I, Larry Forrester, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Larry Forrester, President
March 22, 2024